UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Swvl Holdings Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0025 per share

(Title of Class of Securities)

G86302125

(CUSIP Number)

Dany Farha

BECO Capital

Office No. 105 One Central, The Offices 4

Dubai World Trade Center, PO Box 333357

Dubai, United Arab Emirates

+971 4 299 9844

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Memphis Equity Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 715,723 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 715,723 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 715,723 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.53% (2)
14.	Type of Reporting Person: CO

(1)	Based on 715,723 Class A Ordinary Shares held directly by Memphis Equity Ltd.
(2)	The percentage of Class A Ordinary Shares is based on 6,791,605 Class A Ordinary Shares issued and outstanding on October 30, 2023, as reported in the Form 20-F filed by the Company on October 31, 2023 (the “Report”).

1.	Names of Reporting Persons. BECO Booster Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 715,723 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 715,723 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 715,723 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.53% (2)
14.	Type of Reporting Person: PN

(1)	Based on 715,723 Class A Ordinary Shares held directly by Memphis Equity Ltd.
(2)	The percentage of Class A Ordinary Shares is based on 6,791,605 Class A Ordinary Shares issued and outstanding on October 30, 2023, as reported in the Report.

1.	Names of Reporting Persons. BECO Booster Fund II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 715,723 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 715,723 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 715,723 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.53% (2)
14.	Type of Reporting Person: OO

(1)	Based on 715,723 Class A Ordinary Shares held directly by Memphis Equity Ltd.
(2)	The percentage of Class A Ordinary Shares is based on 6,791,605 Class A Ordinary Shares issued and outstanding on October 30, 2023, as reported in the Report.

1.	Names of Reporting Persons. Yousef Hammad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 715,723 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 715,723 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 715,723 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.53% (2)
14.	Type of Reporting Person: IN

(1)	Based on 715,723 Class A Ordinary Shares held directly by Memphis Equity Ltd.
(2)	The percentage of Class A Ordinary Shares is based on 6,791,605 Class A Ordinary Shares issued and outstanding on October 30, 2023, as reported in the Report.

1.	Names of Reporting Persons. Dany Farha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Arab Emirates

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 715,723 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 715,723 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 715,723 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.53% (2)
14.	Type of Reporting Person: IN

(1)	Based on 715,723 Class A Ordinary Shares held directly by Memphis Equity Ltd.
(2)	The percentage of Class A Ordinary Shares is based on 6,791,605 Class A Ordinary Shares issued and outstanding on October 30, 2023, as reported in the Report.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A ordinary shares, par value $0.0025 per share (the “Class A Ordinary Shares”), of Swvl Holdings Corp, a British Virgin Island business company (formerly known as Pivotal Holdings Corp., (the “Company”). The Company’s principal executive offices are located at The Offices 4, One Central, Dubai World Trade Center, Dubai, United Arab Emirates.

Item 2.	Identity and Background.

(a-b) This Schedule 13D is filed by Memphis Equity Ltd, a British Virgin Islands business company, BECO Booster Fund II, L.P., a Cayman Islands exempted limited partnership, BECO Booster Fund II GP, LLC, a Cayman Islands limited liability company, Yousef Hammad, a Saudi Arabia citizen, and Dany Farha, a United Arab Emirates citizen (collectively, the “Reporting Persons” and each a “Reporting Person”).

The principal business address for each of the Reporting Persons is Office No. 105 One Central, The Offices 4,

Dubai World Trade Center, PO Box 333357, Dubai, United Arab Emirates.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Ordinary Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

(c) The principal business of Memphis Equity Ltd is holding securities of the Company.  The principal business of BECO Booster Fund II, L.P. is investing as a venture capital fund.  The principal business of BECO Booster Fund II GP, LLC is serving as the general partner of BECO Booster Fund II, L.P.  The primary business of each of Messrs. Hammad and Farha is serving as directors, managing members or the equivalent of Memphis Equity Ltd, BECO Booster Fund II GP, LLC and other affiliated entities related to investing.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned were acquired pursuant to the Business Combination described below.

On July 28, 2021, Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), the Company, Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of the Company (“Cayman Merger Sub”), and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of SPAC (“BVI Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the business combination was effected on March 31, 2022 pursuant to which Swvl became a wholly owned subsidiary of the Company (the “Business Combination”).

Pursuant to the Business Combination, Memphis Equity Ltd received, in exchange for securities of Swvl it previously held, 17,893,053 Class A Ordinary Shares. On January 25, 2023, the Company implemented a one-for-25 reverse share split of Class A Ordinary Shares (the “Reverse Share Split”). Following the Reverse Share Split, Memphis Equity Ltd held 715,723 Class A Ordinary Shares.

In connection with the Business Combination, Memphis Equity Ltd is eligible to receive up to 104,570 Class A Ordinary Shares in the event the Company completes an Earnout Triggering Event, as defined in the Business Combination Agreement and as adjusted pursuant to the Reverse Share Split.

The above summary is qualified by reference to the full text of the Business Combination Agreement, which is filed as Exhibit 2.1 to this Schedule 13D and is incorporated herein by reference.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons hold the Company securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis their investments in the Company. The Reporting Persons may communicate with the board of directors of the Company (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Company’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Ordinary Shares, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and the Company’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Mr. Farha serves as a member of the Board. In such capacity, Mr. Farha and the Reporting Persons may have influence over the corporate activities of the Company, including activities which may relate to items described in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Item 5.	Interest in Securities of the Issuer.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Calculations of the percentage of Class A Ordinary Shares beneficially owned are calculated in accordance with Rule 13d-3 under the Exchange Act and is based on 6,791,605 Class A Ordinary Shares issued and outstanding on October 30, 2023, as reported in the Report.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Memphis Equity Ltd directly holds 715,723 Class A Ordinary Shares. BECO Booster Fund II, L.P. wholly owns Memphis Equity Ltd, and BECO Booster Fund II GP, LLC is the general partner of BECO Booster Fund II, L.P. Messrs. Hammad and Farha are the directors of Memphis Equity Ltd and the managing members of BECO Booster Fund II GP, LLC. As the controlling persons of Memphis Equity Ltd and BECO Booster Fund II GP, LLC, Messrs. Hammad and Farha may be deemed to beneficially own the shares of Class A Ordinary Shares directly held by Memphis Equity Ltd.

The Reporting Persons disclaim beneficial ownership of the securities held by Mostafa Kandil, Mahmoud Nouh Mohamed Mohamed Nouh, Ahmed Mahmoud Ismail Mohamed Sabbah, Digame Africa, VNV (Cyprus) Limited, Badia Impact Fund C.V., Blu Stone Ventures 1 Limited, Alcazar Fund 1 SPV 4, Luxor Capital Partners, LP and any other person from time to time party to the Shareholders Agreement (as defined below).

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

Registration Rights

Concurrently with the execution and delivery of the Business Combination Agreement, Swvl, SPAC, the Company, Queen’s Gambit Holdings LLC (“Sponsor”) and certain security holders of Swvl, including Memphis Equity Ltd. (the “Holders”), entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company is required to (a) within 20 business days after the consummation of the Business Combination, file with the United States Securities and Exchange Commission, a registration statement (the “Resale Registration Statement”) registering the resale of certain securities of the Company held by the Holders (the “Registrable Securities”) and (b) use its reasonable best efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. Under the Registration Rights Agreement, the Holders may demand up to (i) three underwritten offerings and (ii) within any 12-month period, two block trades or “at-the-market” or similar registered offerings of their Registrable Securities through a broker or agent.

The Registration Rights Agreement provides in the event that the Company proposes to register any of its securities under the Securities Act in an offering, either for the Company’s own account or for the account of other security holders, the Holders will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

The foregoing summary of the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Registration Rights Agreement set forth in Exhibit 10.3 hereto and incorporated into this Item 6 by reference.

Shareholders Agreement

On July 28, 2021, certain shareholders of the Company, including Memphis Equity Ltd., entered into a shareholders’ agreement (the “Shareholders Agreement”), which provisions include, among other things: (i) the right of Mostafa Kandil to serve as chairman of the Company’s board of directors so long as he remains Chief Executive Officer of Company and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of the Company and his employment has not been terminated for cause; and (ii) until the completion of the Company’s third annual meeting of shareholders following the consummation of the Business Combination, commitments by Memphis Equity Ltd. and the other shareholders party thereto to vote in favor of the appointment of designees to the Company’s board of directors at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Company’s board of directors, subject to specified conditions). Pursuant to the Shareholders Agreement, Memphis Equity Ltd. (and each other shareholder party thereto) irrevocably appointed as its proxy and attorney-in-fact the Company and any person designated in writing by the Company to vote or deliver a written resolution in respect of the shares beneficially owned by it (and each other shareholder party thereto) in accordance with the abovementioned commitment at the specified applicable annual or general meetings of shareholders of the Company (or adjournments or postponements thereof) (or any action or approval by written resolution).

The foregoing summary of the Shareholders Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Shareholders Agreement set forth in Exhibit 10.2 hereto and incorporated into this Item 6 by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2.1	Business Combination Agreement, dated as of July 28, 2021, by and among Swvl, SPAC, the Company, Cayman Merger Sub and BVI Merger Sub (incorporated herein by reference to Exhibit 2.1 of the SPAC’s Current Report on Form 8-K filed with the SEC on July 28, 2021 (File No. 001-39908)).

10.2	Shareholders Agreement, dated July 28, 2021, by and among the Company, Memphis Equity Ltd. and certain shareholders of the Company (incorporated by reference to Exhibit 10.2 to SPAC’s Current Report on Form 8-K (File No. 001-39908) filed with the SEC on July 28, 2021).

10.3	Registration Rights Agreement, dated July 28, 2021, by and among Swvl, SPAC, the Sponsor, Holdings and certain shareholders of Swvl (incorporated by reference to Exhibit 10.3 to SPAC’s Current Report on Form 8-K (File No. 001-39908) filed with the SEC on July 28, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2024

MEMPHIS EQUITY LTD

By:	/s/ Dany Farha
Name:	Dany Farha
Title:	Managing partner

BECO BOOSTER FUND II, L.P.
By: BECO Booster Fund II GP,LLC, as general partner

By:	/s/ Dany Farha
Name:	Dany Farha
Title:	Managing Member

BECO BOOSTER FUND II GP, LLC

By:	/s/ Dany Farha
Name:	Dany Farha
Title:	Managing Member

YOUSEF HAMMAD

By:	/s/ Yousef Hammad
Name:	Yousef Hammad

DANY FARHA

By:	/s/ Dany Farha
Name:	Dany Farha

[Swvl Holdings Corp – Signature Page]